UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

Commission File Number: 001-31940

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

F.N.B. Corporation Progress Savings 401(k) Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
F.N.B. Corporation
12 Federal Street
One North Shore Center
Pittsburgh, PA 15212

F.N.B. Corporation
Progress Savings 401(k) Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
F.N.B. Corporation Progress Savings 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) as of December 31, 2023 and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2024.

Pittsburgh, Pennsylvania
June 28, 2024

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of
F.N.B. Corporation Progress Savings 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) as of December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We began serving as the Plan's auditor in 2015. In 2023, we became the predecessor auditor.

Pittsburgh, Pennsylvania
June 28, 2023

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets
Cash	$26,536	$23,411
Investments, at fair value:
Mutual fund investments	332,733,698	271,415,893
F.N.B. Corporation Common Stock Fund	117,374,177	101,991,817
Total	450,107,875	373,407,710
Receivables:
Employer contributions - cash	1,870,912	3,988,581
Notes receivable from participants	9,157,506	8,115,994
Total receivables	11,028,418	12,104,575
Net assets available for benefits	$461,162,829	$385,535,696
See accompanying notes to financial statements.

F.N.B. Corporation
Progress Savings 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2023

2023
Additions:
Investment income:
Dividend and interest income	$10,860,038
Net appreciation (depreciation) in fair value of investments	51,312,062
Net investment income (loss)	62,172,100
Notes receivable interest income:
Notes receivable interest income	475,633
Contributions:
Participant	27,598,608
Participant rollover	7,811,514
Employer - cash	20,234,337
Total contributions	55,644,459
Total additions	118,292,192
Deductions:
Distributions to participants or beneficiaries	42,272,834
Administrative expenses	392,225
Total deductions	42,665,059
Net increase (decrease)	75,627,133
Net assets available for benefits:
Beginning of year	385,535,696
End of year	$461,162,829
See accompanying notes to financial statements.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements
December 31, 2023
1. Description of Plan
The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a qualified 401(k) defined contribution plan, covering all eligible employees of F.N.B. Corporation (the Corporation), and eligible affiliates, as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
All non-temporary employees are eligible to participate in the Plan. An eligible employee may enroll in the Plan the day following the date the employee commences employment. An eligible employee who does not enroll in the Plan will be automatically enrolled in the Plan following 30 days of employment, unless the employee opts out of the Plan before then.
The Plan is administered by F.N.B. Pension Committee (Committee) which is a committee of executives of the Corporation. The Committee has the overall responsibility for the operation and administration of the Plan. The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Trustees.
In June 2022, the appointed trustee for all Plan assets was changed from T. Rowe Price Trust Company to Fidelity Management Trust Company.
In January 2022, the Corporation completed an acquisition of Howard Bancorp, Inc. ("Howard"). In connection with the acquisition, employees who were active participants in the defined contribution plan sponsored by Howard were permitted to immediately participate in the Plan. In December 2022, the Corporation completed an acquisition of UB Bancorp & Subsidiaries (“Union"). In connection with the acquisition, employees who were active participants in the defined contribution plan sponsored by Union were permitted to immediately participate in the Plan.
Corporation Stock Fund
The Plan invests in common stock of the Corporation through its F.N.B. Corporation Common Stock Fund. The F.N.B. Corporation Common Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Corporation has implemented a dividend pass-through election for its participants.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Corporation prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023
1. Description of Plan (continued)
Contributions
Participants may contribute up to 50% of their pre-tax annual compensation excluding tuition reimbursements, signing bonuses, severance pay and non-cash transactions. Contributions are subject to certain limitations imposed by the Internal Revenue Code (IRC). An eligible employee who is automatically enrolled in the Plan will be deemed to have elected to have 3% of his or her compensation contributed on a pre-tax basis to the Plan. Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Participants direct the investment of their vested contributions into various investment options offered by the Plan. Participants can also designate some or all of the participants' elective deferral as Roth elective deferrals.
The Corporation matched 100% of a participant’s elective pre-tax contribution, up to 6% of the participant’s compensation in 2023 and 2022. The Plan also provides for a discretionary performance-based contribution determined annually by the Corporation. The discretionary performance-based contribution to the Plan can be up to 3% of a participant’s compensation, based on the extent to which the Corporation achieved its performance goals for the year. The discretionary performance-based contribution will only be made on behalf of eligible participants who are employed by the Corporation on the last day of the Plan year. Discretionary performance-based contributions amounted to 0.6% of eligible compensation for 2023 or $1,870,912. Discretionary performance-based contributions amounted to 1.3% of eligible compensation for 2022 or $3,988,581.
Matching contributions and discretionary performance-based contributions are made in the form of either shares of F.N.B Corporation common stock or cash used to acquire shares of F.N.B. Corporation common stock.
Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock.
Participant Accounts
Each participant’s account is credited with their voluntary contribution, the Corporation’s matching contributions, discretionary performance-based contributions, and an allocation of the Plan’s net earnings, as defined by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.The voluntary contribution and employer match is paid biweekly at the end of each payroll period. The discretionary performance-based contributions, if any, are paid after the end of the plan year.
Vesting
Participants are immediately vested in their voluntary contribution, Corporation’s matching contribution, and cash dividends paid on F.N.B. Corporation common stock, plus actual earnings thereon. Participants are 100% vested in the Corporation’s discretionary performance-based and actual earnings thereon after three years of service.
Participants also become 100% vested in all discretionary contributions when attaining the age of 65 or in the event of death or permanent disability.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023
1. Description of Plan (continued)
Forfeitures
Upon a participant’s separation from service, the non-vested portion of the participant’s account will be forfeited upon the earlier of the date the participant receives an account distribution or the date the participant incurs a five-year break in service. Forfeited amounts are used to reduce the Plan’s administrative expenses or to reduce future Corporation contributions. The following table includes forfeiture related information.

Forfeitures
	2023	2022
Forfeiture balance at end of year	$48,002	$10,932
Forfeitures used to reduce Corporation contributions	110,985	260,000
Forfeitures used to reduce administrative expenses	—	41,250
Payment of Benefits
Upon separation of service, vested account balances of less than $1,000 will be paid in a single lump sum as soon as practicable after separation. Vested account balances greater than $1,000 will be distributed when requested by the participant.
The Plan permits withdrawals before separation of service under certain circumstances. Voluntary pre-tax contributions may be withdrawn provided the participant has an immediate and heavy financial need (as defined by the IRC). Also, after reaching age 59 and 1/2, participants may withdraw all or a portion of a vested account balance.
Notes Receivable from Participants
Participants who remain actively employed by the Corporation may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years, unless the participant uses the proceeds of the loan to acquire a principal residence, in which case the repayment period must be reasonable as determined by the Plan Administrator. Loans are secured by the balance in the participant’s account and bear an interest rate of prime plus 1%, set at the time of the loan request. The loan rates at December 31, 2023 range from 4.25% to 9.50%. Principal and interest are paid ratably through payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
Investments held by a defined contribution plan are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Purchases and sales of securities are recorded on a trade-date basis.
Administrative Expenses
Administrative expenses are paid by the Plan, if not paid by the Corporation. Expenses paid by the Corporation generally consist of audit, custody and recordkeeping services. Administrative expenses paid by the Corporation on behalf of the Plan totaled $35,000 for plan year 2023.
Contributions
Participant contributions are recorded in the month withheld from participants’ wages. Corporation matching contributions are paid and recorded in the same month as participant contributions. Other annual Corporation contributions are made after the end of the plan year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023

2. Summary of Significant Accounting Policies (continued)
Distributions to Participants
Distributions to participants are recorded when paid by the trustee.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investments. These investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Market risks include global events which could impact the value of investment securities, such as pandemic or international conflict. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
As of December 31, 2023 and December 31, 2022 the Plan had one significant investment, consisting solely of an investment in the Corporation’s common stock fund further described in Note 5, in the amount of $117,374,177 and $101,991,817, respectively.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023
3. Fair Value Measurements
The Fair Value Measurement topic of the Financial Accounting Standards Board Accounting Standards Codification (Topic 820) provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
-quoted prices for similar assets or liabilities in active markets;
-quoted prices for identical or similar assets or liabilities in inactive markets;
-inputs other than quoted prices that are observable for the assets or liability, and;
-inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The unobservable inputs reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023

3. Fair Value Measurements (continued)
Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the valuation methodologies used during 2023 and 2022.
F.N.B. Corporation Common Stock Fund: The common stock of the Corporation is traded on a national exchange and is valued using last trading price on the last business day of the plan year.
Mutual funds: Shares of mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end, based upon published market quotations on national exchanges.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023
3. Fair Value Measurements (continued)
The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value.

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation Common Stock Fund:
F.N.B. Corporation common stock	$117,367,232	$—	$—	$117,367,232
Money market fund	6,945	—	—	6,945
Mutual fund investments	332,733,698	—	—	332,733,698
Investments at fair value	$450,107,875	$—	$—	$450,107,875

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	$101,991,817	$—	$—	$101,991,817
Mutual fund investments	271,415,893	—	—	271,415,893
Investments at fair value	$373,407,710	$—	$—	$373,407,710

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023
4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated August 17, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax years in progress.
5. Parties-in-Interest Transactions
Certain mutual funds were managed by Fidelity Management Trust Company. Fidelity Management Trust Company was appointed the trustee for all Plan assets in July 2022, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Fidelity Management Trust Company for administration services, included in administrative expenses in the accompanying statements of changes in net assets available for benefits, were $288,004 during 2023. Additionally, an affiliate of the Corporation provides certain investment advisory services to the Plan. Fees related to these services, included in administrative expenses in the accompanying statements of changes in net assets available for benefits were $82,500 in 2023. Additionally, certain administrative functions of the Plan are performed by officers or employees of the Corporation. No such officer or employee receives compensation from the Plan.
One of the investment options in the Plan is F.N.B. Corporation common stock. Notes receivable from participants are also considered party-in-interest transactions. At December 31, 2023 and 2022, the Plan held an aggregate of 8,523,360 and 7,815,287 shares of F.N.B. Corporation common stock valued at $117,374,177 and $101,991,817, respectively. The following table summarizes the F.N.B. Corporation common stock activity.

F.N.B. Corporation Common Stock Plan Data
2023
F.N.B. Corporation common stock dividends received	$3,975,932
F.N.B. Corporation common stock shares purchased by the Plan	2,575,539
F.N.B. Corporation aggregate cost of purchased common stock	$30,794,371
F.N.B. Corporation common stock shares sold by the Plan	1,809,910
F.N.B. Corporation proceeds from sale of common stock	$22,154,292
In-kind shares of F.N.B. Corporation stock distributed	57,556

6. Subsequent Events
The Secure 2.0 Act of 2022 was signed into law on December 29, 2022. This legislation includes a vast array of provisional changes to retirement plans, becoming effective in 2023 and beyond. Plan management is evaluating the impact of the adoption and implementation of this legislation on the Plan.

F.N.B. Corporation
Progress Savings 401(k) Plan
EIN #25-1255406         Plan #002
Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	JPMorgan US Value R6	Mutual Fund Investments	**	$16,011,284
	Baird Core Plus Inst	Mutual Fund Investments	**	14,534,445
	C&S Realty Shares Z	Mutual Fund Investments	**	3,590,253
	Vanguard Cr Fed Money Market Adm	Mutual Fund Investments	**	32,313,621
	Baird Short term Bond IS	Mutual Fund Investments	**	1,236,362
	American Century Small Cap Value R6	Mutual Fund Investments	**	7,848,785
	Allspring Spl Mid Cap Value R6	Mutual Fund Investments	**	9,446,796
	MFS Mid Cap Growth R6	Mutual Fund Investments	**	8,265,474
*	Fidelity US Bond Index	Mutual Fund Investments	**	1,274,234
*	Fidelity 500 Index	Mutual Fund Investments	**	34,636,897
*	Fidelity Global Ex US Index	Mutual Fund Investments	**	1,182,944
*	Fidelity Mid Cap Index	Mutual Fund Investments	**	10,002,308
*	Fidelity Small Cap Index	Mutual Fund Investments	**	7,223,744
*	Fidelity Total Market Index	Mutual Fund Investments	**	11,202,377
*	Fidelity FDM Index Inc IPR	Mutual Fund Investments	**	206,319
*	Fidelity FDM Index 2005 IPR	Mutual Fund Investments	**	408,703
*	Fidelity FDM Index 2010 IPR	Mutual Fund Investments	**	1,275,274
*	Fidelity FDM Index 2015 IPR	Mutual Fund Investments	**	711,885
*	Fidelity FDM Index 2020 IPR	Mutual Fund Investments	**	6,747,301
*	Fidelity FDM Index 2025 IPR	Mutual Fund Investments	**	17,278,744
*	Fidelity FDM Index 2030 IPR	Mutual Fund Investments	**	25,404,938
*	Fidelity FDM Index 2035 IPR	Mutual Fund Investments	**	17,871,787
*	Fidelity FDM Index 2040 IPR	Mutual Fund Investments	**	17,390,514
*	Fidelity FDM Index 2045 IPR	Mutual Fund Investments	**	15,788,198
*	Fidelity FDM Index 2050 IPR	Mutual Fund Investments	**	10,258,268
*	Fidelity FDM Index 2055 IPR	Mutual Fund Investments	**	7,050,229
*	Fidelity FDM Index 2060 IPR	Mutual Fund Investments	**	4,339,634
*	Fidelity FDM Index 2065 IPR	Mutual Fund Investments	**	829,508
*	Fidelity Blue Chip Growth K6	Mutual Fund Investments	**	26,806,521
*	Fidelity International Cap Appr K6	Mutual Fund Investments	**	14,874,475
*	Fidelity Small Cap Growth K6	Mutual Fund Investments	**	6,721,876
		Total Mutual Fund Investments		332,733,698
*	F.N.B. Corporation Common Stock	Common Stock	**	117,367,232
*	Stock Purchase Account	Money Market	**	6,945
*	Participant Loans	Interest rates ranging from 4.25% to 9.50% maturing through 2043	$0	9,157,506
				$459,265,381
 * Indicates party-in-interest to the Plan.
** Cost omitted for participant-directed investments.

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP
23.2	Consent of Independent Registered Public Accounting Firm, Baker Tilly US, LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan

Date:	June 28, 2024	/s/ Vincent J. Calabrese, Jr.
Vincent J. Calabrese, Jr.
Chief Financial Officer